November 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-274870

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 30, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on November 1, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	President & Head of Investment Banking

[Signature Page to Withdrawal of Underwriters’ Acceleration Request]